June 24, 2022

VIA EDGAR TRANSMISSION

Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Erin Donahue and Jennifer Angelini

Re:	Corning Incorporated Form 10-K for Fiscal Year Ended December 31, 2021 Filed February 14, 2022 File No. 001-03247

Dear Ms. Donahue and Ms. Angelini:

This letter is in response to the letter dated May 24, 2022, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Please note that the “Company,” “Corning,” “we” or “our” refers to Corning Incorporated, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.

We note that you provided more expansive disclosure in your Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report.

At Corning, the approach to sustainability is grounded in our focus on the environmental, social and governance (“ESG”) topics that matter most to our stakeholders. Sustainability has been integrated into the Company’s value-creation model and embedded it into how strategic priorities are implemented across the enterprise. More information regarding the Company’s current sustainability initiatives, including climate change initiatives, is available at the Company’s website https://corning.com/worldwide/en/sustainability.html.

In 2021, the Company published its first sustainability report, for the year ended December 31, 2020, designed to inform and engage Corning’s broad stakeholder base on the environmental, social, and governance efforts the Company was undertaking. This first report was prepared with reference to the Global Reporting Initiative’s (“GRI”) standards. It also responded to the Hardware Sustainability Accounting Standards (the Sustainability Accounting Standards Board (“SASB”) sector-specific standard most relevant to Corning’s businesses) and referenced what we believe are the relevant United Nations Sustainable Development Goals (“UN SDGs”). The 2021 Sustainability Report, for the year ended December 31, 2021 (the “2021 Sustainability Report”), took this a step further and was aligned with the Task Force on Climate Related Financial Disclosures (“TCFD”) recommendations, as well as what we believe are the relevant UN SDGs, the SASB and GRI standards.

The GRI, SASB and TCFD standards and recommendations to which the 2021 Sustainability Report was aligned in many cases encourage or require the Company to make disclosures about climate-related topics that, while important to certain interested stakeholders, were not material as to warrant inclusion in the Form 10-K. The GRI, SASB, and TCFD standards are, among other things, intended for a broad audience of interested stakeholders, many of whom are keenly interested in climate-related disclosures even if such information is not material to warrant inclusion in federal securities filings. As noted in the 2021 Sustainability Report, in 2019, the Company undertook a sustainability “materiality assessment” that was a process distinct from materiality assessments for purposes of the federal securities laws; instead, the issues and goals identified were important to the Company’s sustainability strategy. The 2021 Sustainability Report provided updates on the issues identified and goals set as part of that assessment.

By comparison, the contents of the Form 10-K were guided by compliance with the requirements of the SEC’s forms, rules, and interpretations applicable to the Company. In evaluating whether to include climate-related disclosures from the 2021 Sustainability Report in the Form 10-K or other filings, the disclosure requirements of Regulation S-K (including Items 101, 103, 105 and 303) were considered, as well as whether the information constituted “material information … as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading” pursuant to Rule 12b-20 of the Securities Exchange Act of 1934. The Company further considered relevant Interpretive Releases, including Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469) and Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release no. 34-48960). As discussed in the responses below, the Company believes the Form 10-K, and all other SEC filings, complies with those requirements.

While the initiatives and goals identified in the 2021 Sustainability Report were strategically important to the Company’s overall sustainability program at the time the report was published, the Company did not, and currently does not, find these initiatives rise to the level of materiality under the SEC’s rules, regulations and interpretive guidance noted above, either qualitatively or quantitatively. The items discussed in Corning’s 2021 Sustainability Report have not required material capital expenditures or operating expenses, nor caused, and are not expected to cause in the foreseeable future, significant operational challenges or risks to the Company’s business or results of operations. As discussed in greater detail in the Company’s response to Comment #4, Corning’s capital expenditures and project expenses for increasing the use of renewable energy and reducing greenhouse gas emissions were approximately $6 million and $10 million, respectively, in aggregate for fiscal years 2019-2021. The following table outlines the calculations used to demonstrate that these amounts are not material to the Company’s consolidated financial statements:

(in millions)
	2019	2020	2021
Capital expenditures for climate-related projects	$3	$1	$2
Total capital expenditures	$1,978	$1,377	$1,637
As a % of total capital spend	0.15%	0.07%	0.12%

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.03%	0.01%	0.01%

Net Income	$960	$512	$1,906
As a % of net income	0.31%	0.20%	0.10%

Project Expenses for climate-related projects	$1	$5	$4

Total selling, general and administrative expenses (“SG&A”)	$1,585	$1,747	$1,827
As a % of total SG&A	0.06%	0.29%	0.22%

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.01%	0.04%	0.03%

Net Income	$960	$512	$1,906
As a % of net income	0.10%	0.98%	0.21%

As the size and extent of Corning’s climate initiatives continue to mature, the Company will continue to monitor and evaluate its climate-related disclosures, including whether additional climate-related information is appropriate as future SEC filings are prepared.

Risk Factors, page 14

2.

Your Sustainability Report identifies a number of transition risks related to climate change, including mandates on and regulation of existing products and services, supply chain sustainability, and changing customer behavior. Tell us how you evaluated disclosing in your Form 10-K the effects of these and other transition risks on your business, financial condition, and results of operations.

The Company has interpreted the term “transition risks” to mean risks associated with global efforts to transition to a lower-carbon economy. Transition risks identified as likely to be the most relevant to the Company in the future, and discussed in a general manner in Corning’s 2021 Sustainability Report, include:

●	carbon pricing and reporting obligations,

●	mandates on and regulation of existing products and services,

●	sustainable supply chain,

●	changing customer behavior, and

●	increased stakeholder concerns and/or negative feedback.

These risks were identified for further analysis by Corning’s TCFD working team in response to a survey of management of their top transition-related concerns. The working team applied Corning’s enterprise risk management (“ERM”) impact scale adjusted for a 30-year time horizon. These risks were translated into potential financial impacts to evaluate which risks could have a significant financial impact on the Company’s organization under two different scenarios. These scenarios assumed Corning would continue business as usual (“BAU”) or take global actions that would attempt to limit global warming in this century to about 1.5 degrees Celsius (“1.5D”). The procedures for preparing filings with the SEC, including Corning’s annual reports on Form 10-K and quarterly reports on Form 10-Q, include processes to identify and consider risks that may affect the Company's business, financial condition and results of operations. This process is designed to identify its significant risks, which are then evaluated for possible disclosure considering their materiality and the applicable disclosure requirements, including the SEC’s Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469).

While any of the transition risks may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change, the TCFD working team, ERM team, and members of management responsible for making recommendations for additions to the Company’s Risk Factors identified only one risk as posing a potential material risk to the Company (“mandates on and regulation of existing products and services”), which was discussed on page 17 of the Form 10-K:

We are subject to strict environmental regulations and regulatory changes that could result in fines or restrictions that interrupt our operations

Some of our manufacturing processes generate chemical waste, wastewater, other industrial waste, or greenhouse gases, and we are subject to numerous laws and regulations relating to the use, storage, discharge and disposal of such substances. We have installed anti-pollution equipment for the treatment of chemical waste and wastewater at our facilities. We have taken steps to control the amount of greenhouse gases created by our manufacturing operations. However, we cannot provide assurance that environmental claims will not be brought against us or that government regulators will not take steps to adopt more stringent environmental standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, or the suspension/cessation of production or operations. In addition, environmental regulations could require us to acquire costly equipment, incur other significant compliance expenses or limit or restrict production or operations and thus materially and negatively affect our financial condition and results of operations.

Changes in regulations and the regulatory environment in the U.S. and other countries, such as those resulting from the regulation and impact of global warming and CO2 abatement, may affect our businesses and their results in adverse ways by, among other things, substantially increasing manufacturing costs, limiting availability of scarce resources, especially energy, or requiring limitations on production and sale of our products or those of our customers.

With respect to transition risks related to carbon pricing and reporting obligations, this risk was evaluated quantitatively by the TCFD working team who noted that in jurisdictions where Corning has operations and where carbon pricing is currently in place (Korea and the European Union) the Company’s aggregate total outlay for the years 2019-2021 was $3.2 million (or .09% of its net income across the period) and determined not to be material based on its insignificant impact on net income for the periods presented in the Form 10-K. Should the Company become subject to more, or more extensive, carbon pricing obligations, the Company’s mitigation efforts include continued reduction of Scope 2 greenhouse gas emissions via virtual or direct power purchase arrangements, continued energy efficiency measures at its plants, and efforts to electrify fossil fuel-using processes so that they can be powered with renewable energy over time. In each scenario, the Company is confident that its compliance programs would allow for applicable reporting obligations to be met. While we do not believe that reporting costs are forecastable at this time, the Company does not currently expect to incur material reporting costs.

With respect to transition risks related to mandates on and regulation of existing products and services, the TCFD working team characterized this risk as a concern that, over time, energy intensive industries like glass making could become regulated. At the time of the Form 10-K filing, the team observed no then-current regulatory trends of that nature and concluded that the emergence of a future trend would be speculative. Therefore, the risk was deemed not material at the time. Should such regulations emerge, our ERM and compliance programs are designed to allow the Company to identify the regulations in advance to avoid material impacts on its operations so that it is in compliance, in all material respects, with all applicable laws and regulations.

With respect to transition risks related to a sustainable supply chain, while the Company has experienced climate-related (weather) disruptions in its supply chain from time to time, the programs and processes put in place through its Global Supply Management (GSM) organization (see here: https://www.corning.com/worldwide/en/sustainability/processes/supply-chain-social-responsibility.html) have, to date, effectively mitigated such disruptions when they occur. No individual or aggregate climate-related supply chain disruption has proven material to the Company. Additional information on this topic can be found in the response to Comment #6. Corning's ERM and GSM teams continue to monitor climate-related risks and potential impacts on the supply chain and work to implement continued supplier diversification, inventory management, threat prediction, and other mitigation efforts.

With respect to transition risks related to changing customer behavior and/or increased stakeholder concern or negative feedback, the Company has not, to date, identified any customer behaviors or trends in customer behaviors, or stakeholder concerns or negativity, resulting from the Company’s response to, or impact upon, climate change. The Company actively engages in dialogue with customers who have expressed a desire to track or qualify their suppliers based on their climate impact and/or responses. For example, Corning receives and responds to customer sustainability information requests and has engaged directly with a subset of our customers on their climate-related goals. The Company has also engaged with investors and responded to their requests for additional transparency regarding climate-related issues, in particular by developing a sustainability report aligned with TCFD recommendations and aligning its sustainability report with the reporting recommendations of SASB. The Company has also proactively engaged with certain climate-focused non-governmental organizations, assessed its ratings from their processes, and taken actions to attempt to fill any gaps identified.

We do not believe that the Company’s product offerings and operations have been materially impacted by climate change and the Company has not otherwise experienced the material effects of transition risks related to climate change. However, the Company is mindful that the consequences of climate change are evolving and will continue to monitor such consequences on the Company’s business, financial condition and results of operations. In the future, if the Company determines that there are direct or indirect consequences which are material to the Company, the Company will include appropriate disclosures in future filings.

3.	We note your disclosure regarding environmental litigation on page 21. Please disclose any material litigation risks related to climate change and explain the potential impact to the company.

Corning defines climate change-related litigation as a proceeding where the primary allegations depend on (a) certain climate change impacts being attributed to the Company’s operations, (b) allegations of a failure by Corning to meet applicable legal or regulatory requirements related to climate change or (c) alleged failure by Corning to mitigate risks to the Company’s business due to the impact of climate change. There is currently have no pending or, to our knowledge, threatened, litigation related to climate change. The disclosure on page 21 of the Form 10-K regarding certain environmental litigation and liabilities is exclusively related to legacy hazardous waste sites, for which approximately $68 million (undiscounted, as of December 31, 2021) had been accrued for the estimated liability for environmental cleanup and related litigation. This amount does not pertain to climate change-related litigation.

As stated above in the response to Comment #2, Corning has ERM processes to regularly identify and evaluate direct and indirect risks to Corning’s general operations including monitoring processes to identify, assess and track known and potential litigation risks. Corning’s ERM program utilizes (1) a Risk Council chaired by the Executive Vice President and Chief Financial Officer and composed of Corning management and staff to identify, aggregate, prioritize and assess risks, including strategic, financial, operational, business, reputation, governance and managerial risks, (2) an internal audit department, and (3) a Compliance Council, which reports directly to each of the Audit Committee and Corporate Responsibility and Sustainability Committee and reviews the Company’s compliance with laws and regulations in the countries in which we conduct business. Attorneys in Corning’s Law Department monitor legal trends and risks that could impact the Company, tracking lawsuits and claims made against the Company, other similar manufacturers, and other large businesses in the U.S. This work involves monitoring filed cases and their resolutions, as well as emerging legal theories that may impact the Company in the future.

Among the many factors that are considered regarding litigation risks are the likelihood that a claim will be made against us, our views on the merits of the claim, and our potential exposures if such a claim were to be successful, including quantitative and qualitative factors. The risks identified as material to the Company through its ERM processes have been identified among the Company’s risk factors in its Form 10-K. Risks related to climate change identified as part of the production of Corning’s TCFD-aligned 2021 Sustainability Report have been reflected in that document. However, climate-related litigation risk is not a risk identified as part of either process. Corning did not identify any litigation risk, current or potential, related to climate change for the Form 10-K. Should these circumstances change, and the Company becomes aware of material litigation risks related to climate change through its ERM or other processes, the disclosures will be updated accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.

It appears you have identified climate-related projects in your Sustainability Report such as projects to increase the use of renewable energy and reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

During the periods covered by the Form 10-K, Corning’s capital expenditures and project expenses for increasing the use of renewable energy and reducing greenhouse gas emissions were approximately $6 million and $10 million, respectively, in aggregate for the years 2019 - 2021. All projects that could be considered climate-related were reviewed with Corning's Global Energy Management (GEM) team.

Such climate-related projects included, but were not limited to, the following:

●	In 2020, the Corning Optical Communications headquarters building in Charlotte, North Carolina, became LEED-certified.
●	Began operations at three new community solar projects in 2021.
●	Engaged a third-party consulting firm to inform and facilitate sustainability reporting.
●	Acquired Energy Attribute Certificates (“EACs”) – Renewable Energy Credits (“RECs”) in the U.S. and Guarantees of Origin (“GOs”) in Europe.

These amounts were determined not to be material due to the de minimis impact on net income for the periods presented in the Form 10-K, as demonstrated in the following table:

(in millions)
	2019	2020	2021
Capital expenditures for climate-related projects	$3	$1	$2

Total capital expenditures	$1,978	$1,377	$1,637
As a % of total capital spend	0.15%	0.07%	0.12%

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.03%	0.01%	0.01%

Net Income	$960	$512	$1,906
As a % of net income	0.31%	0.20%	0.10%

Project Expenses for climate-related projects	$1	$5	$4

Total selling, general and administrative expenses (“SG&A”)	$1,585	$1,747	$1,827
As a % of total SG&A	0.06%	0.29%	0.22%

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.01%	0.04%	0.03%

Net Income	$960	$512	$1,906
As a % of net income	0.10%	0.98%	0.21%

Corning expects to spend approximately $8 million and $5 million annually, for capital expenditures and project expenses, respectively, for projects to increase the use of renewable energy and reduce greenhouse gas emissions for each of the years ended December 31, 2022, 2023 and 2024. These expenditures are not expected to be material to the Company’s consolidated financial statements.

The Company will continue to monitor its spending for projects to increase the use of renewable energy and reduce greenhouse gas emissions and will report these amounts in future SEC filings, if material.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

●	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
●	increased demand for goods that result in lower emissions than competing products;
●	increased competition to develop innovative new products that result in lower emissions;
●	increased demand for generation and transmission of energy from alternative energy courses;
●	any anticipated reputational risk resulting from operations or products that produce material greenhouse gas emissions; and
●	potential climate-related opportunities, such as the development of new products or services and the use of lower-emission sources of energy.

The Company has not identified any climate-related emerging trends, business-opportunities or any material risks related to any of the individual items listed by the Staff in its Comment #5. As requested by the Staff, set forth below is the Company’s response to each of the individual items referenced in the Staff’s comment. Please note that each of the individual items were evaluated as part of its TCFD scenario analysis workshop discussed in the response to Comment #2 above, except for “increased competition to develop innovative new products that result in lower emissions,” which is not to the Company’s knowledge identified as a risk by the TCFD and therefore was not part of that analysis.

●	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

At the time of the filing of the Form 10-K, its TCFD scenario analysis workshop and at present, no material indirect consequences of decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources were identified as being relevant to Corning. The Company has not experienced decreased demand for its products as a result of customers indicating that the products produce significant greenhouse gas emissions or are related to carbon-based energy sources. The Company generally does not produce products for retail consumers; in most cases, Company products are a part of a unit assembled by an OEM (such as cover, display or automotive glasses, ceramic filters and/or substrates), an essential part of a utility (such as optical fiber) or essential to pharmaceutical delivery or research (such as pharmaceutical packaging or life sciences products). The Company also notes that there are many underlying business reasons why customers may have demand for its products, and believes that such product demand, or demand for the products in which its products are used, is largely independent of climate-related concerns, even though Corning’s customers, in many cases, are making strides toward creating sustainable supply chains.

●	increased demand for goods that result in lower emissions than competing products

At the time of the filing of the Form 10-K, the TCFD scenario analysis workshop and at present, no material indirect consequences were identified as being relevant to Corning. The Company believes that currently the GHG emissions of its products are not one of the primary considerations that a majority of its customers have for its products. Some customers have requested, in order to reduce emissions in their own supply chains, that the Company engage in the purchase of renewable energy, renewable energy credits, and other renewable energy attributes as discussed in our response to Comment #8. As further discussed in the response to Comment #8, the Company has done so at minimal/no cost and plans for future similar actions as part of its overall sustainability strategy. In addition, the Company continues to strive to decrease its overall carbon footprint and is exploring new products and services through research, development and innovation that may be responsive to climate change impacts. For example, in 2020 the Company introduced ColdForm™ Technology, a way to enable large, curved, and integrated automotive glass design with cover glass that has had heat removed from the forming process, using less energy. Corning’s ColdForm™ technology reduces shaped cover-glass part costs by up to 40% versus comparable hot-formed parts.

●	increased competition to develop innovative new products that result in lower emissions

To date, the Company is not aware of any increased competition to develop new products that result in lower emissions to address climate change. As noted above, there is some demand from customers for products that are created using less/renewable energy, but the primary considerations of the majority of the Company’s customers are unrelated to the energy usage of its products and, to date, the Company does not believe there is any significant increase in competition to design products that result in lower emissions. Rather there is continued and expected competition to design products with specified features, reliability, and cost as the primary considerations of new product design innovation, and the Company expects such design features to continue to drive such innovation. While this design innovation competition ultimately has the added benefit of helping to contribute to a reduction of overall GHG emissions insofar as new innovations are less energy-intensive to create, to date, the Company does not believe such competition directly results from any climate-change related regulation or business trend. That being said, the Company does strive to innovate and to create cost-efficient, new products that use less energy and result in lower emissions as part of its sustainability vision and in partnership with customers who share that vision. Corning spends nearly $1 billion each year in research, development and engineering in the ongoing pursuit of innovative products and new inventions.

●	increased demand for generation and transmission of energy from alternative energy sources

At the time of the filing of the Form 10-K, the TCFD scenario analysis workshop and at present, this risk was identified as being relevant to Corning and ultimately was reflected in the 2021 Sustainability Report. The risk identified was that there was a greater likelihood in the 1.5D scenario, evaluated over a thirty-year timeline, of an increase in customer mandates, sustainability supply chain requirements, and an increased preference for electric vehicles, that may present a risk to be mitigated by the Company. While this risk was relevant for 2021 Sustainability Report purposes, it did not rise to the level of inclusion in the Form 10-K, as the Company’s reporting processes (described above in the response to Comment #2) determined that there was no material risk to its investors that the Company would face material increased demand for generation and transmission of energy from alternative energy sources at the present time, nor any trend indicating a material demand was imminent.

●	any anticipated reputation risks resulting from operations or products that produce material greenhouse gas emissions

At the time of the filing of the Form 10-K, the TCFD scenario analysis workshop and at present, this risk was identified as being relevant to Corning and ultimately was reflected in the 2021 Sustainability Report. The TCFD workshop participants and those responsible for determining matters for inclusion in the Form 10-K (in a process discussed in our response to Comment #2) found that this risk was less impactful than many other risks that were explored, and was not considered to be a material risk for inclusion in the Form 10-K. In 2021, using guidance developed by the Science Based Targets initiative (SBTi), Corning set a goal to reduce its Scope 1 and 2 GHG emissions by 30% (absolute basis) by 2028, compared to a 2021 baseline. Corning's Scope 1 and 2 GHG emissions reduction goal is in alignment with a 1.5D future scenario. The Company also set a goal to reduce relevant Scope 3 emissions by 17.5% (absolute basis) by 2028 compared to a 2021 baseline. Corning’s Scope 3 GHG emissions reduction goal is in alignment with a well-below 2°C future scenario. In 2020, Corning set a goal to increase its use of renewable energy by 400% from a 2018 baseline, and continues to be a corporate user and advocate for renewable energy, increasing its annual global renewable electricity usage from 72,000 MWh in 2020 to 83,000 MWh in 2021. Corning believes the release of these goals, in each case, was favorably received by its stakeholders.

●	potential climate-related opportunities, such as the development of new products or services and the use of lower-emission sources of energy

The TCFD workshop participants evaluated a number of potential climate-related opportunities, particularly those related to resource efficiency, alternative energy sources, new products and services, market adjustment, and general climate resilience. It was determined that the Company has the greatest opportunity related to the development of new products and services through research, development and innovation. That being said, the evaluated opportunities are all general opportunities, none of which presented near-term material opportunity or risk meriting inclusion in the Form 10-K or other SEC filings.

For the reasons discussed above, the Company believes it has not seen any material indirect consequences of climate-related regulation or business trends, and as such, the Company believes disclosure is not required at this time. That being said, Corning has a goal of ongoing exploration of climate-related opportunities and developing products that support a more sustainable future. As discussed in the paragraphs above, the Company aims to reduce its Scope 1 and 2 GHG emissions by 30% (absolute basis) by 2028, compared to a 2021 baseline, aims to reduce relevant Scope 3 emissions by 17.5% (absolute basis) by 2028 compared to a 2021 baseline, and aims to increase its use of renewable energy by 400% from a 2018 baseline. Corning is a user of and advocate for the use of renewable energy, where available, increasing our annual global renewable electricity usage from 72,000 MWh in 2020 to 83,000 MWh in 2021. Corning also strives to protect the environment through the continuous improvement of its processes, products and services. For example, Corning’s ceramic substrates and particulate filters have prevented more than 4 billion tons of hydrocarbons, 4 billion tons of nitrogen oxides, and 40 billion tons of carbon monoxide from entering into the atmosphere since 1970. Corning believes its efforts demonstrate its goal to address its stakeholders’ climate-related concerns.

The Company has not seen material effects on, or material trends affecting, its operations or financial results that are attributable to reputational concerns over the extent to which its operations or products contribute to climate change. Corning will continue to monitor the extent that the indirect consequences of climate-related regulation or business trends mentioned in the preceding paragraphs and will include this information in future SEC filings, if material.

6.

We note your Sustainability Report identifies physical climate events as a risk to your business. Please discuss the effects of physical climate events on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

During the periods covered by the Form 10-K, Corning experienced fourteen weather-related events, with only ten of the events incurring costs due to property damage or business interruption of approximately $11 million, in aggregate, for the fiscal years 2019, 2020 and 2021. While these events caused limited property damage and resulted in temporary loss of business, Corning does not consider these events to be material as the impact was not material to its financial position and results operations when compared to sales and/or net income. Corning is primarily self-insured and there were no insurance claims or recoveries due to the aforementioned losses.

There have been no changes to the amount of overall insurance coverage, or coverage specific to weather-related events. Pricing for Corning’s insurance program has increased at the rate of the overall market. While the Company’s insurers currently do not break out pricing specific to weather-related risks, they have communicated that when losses are experienced, the industry raises premiums and limits coverage.

The Company determined these amounts were not material due to the de minimis impact on its net income for the periods presented in the Form 10-K, as demonstrated in the following table:

(in millions)
	2019	2020	2021
Expenses attributable to weather-related events	$1	$2	$8

Net Sales	$11,503	$11,303	$14,082
As a % of net sales	0.01%	0.02%	0.06%

Net Income	$960	$512	$1,906
As a % of net income	0.10%	0.39%	0.42%

Corning will continue to monitor these events for future SEC filings, as appropriate, and provide disclosure to the extent that the effects of physical climate events become material.

7.

We note your disclosure on page 17 regarding the potential costs of compliance with environmental regulations. Tell us about and quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and explain whether increased amounts are expected to be incurred in future periods.

The Company has interpreted “compliance costs related to climate change” in this comment to mean the necessary costs incurred to comply with environmental laws and regulations, pertaining specifically to climate change impacts, that are applicable to the Company. As discussed above in the response to Comment #2, each quarter, members of Corning's ERM, management and legal teams discuss observed trends and surface potentially material trends for consideration for disclosure based on both quantitative and qualitative factors. This review includes trends impacting individual line items in the Company’s financial statements and is designed to identify events that may have had, or may be expected to have, a material impact on the Company’s cost of revenue or expenses. For example, the following was noted on page 17 of the Form 10-K:

Compliance with laws and regulations increases our costs. We are subject to both U.S. laws and the local laws where we operate which, among other things, include data privacy requirements, employment and labor laws, tax laws, anti-competition regulations, prohibitions on payments to governmental officials, import and trade restrictions and export requirements. Non-compliance or violations could result in fines, criminal sanctions against us, our officers or employees, and prohibitions on the conduct of our business. Such violations could result in prohibitions on our ability to offer our products and services in one or more countries and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our businesses and operating results. Our success depends, in part, on our ability to anticipate and manage these risks.

During the periods covered by the Form 10-K, Corning’s primary compliance costs related to climate change are those related to jurisdictions in which the Company has operations where carbon pricing is currently in place – Korea and the European Union. As discussed in the response to Comment #2 above, the Corning’s aggregate total compliance costs in these jurisdictions for the years 2019 – 2021 was $3.2 million (or .09% of net income) across the period) and determined not to be material based on its insignificant impact on net income for the periods presented in the Form 10-K. Fees paid to third party advisors on carbon pricing and other climate related matters, including support for ESG reporting, for the periods presented in the Form 10-K were approximately $336,000 in aggregate for the years 2019 - 2021 and determined not to be material due to its de minimis impact on Corning’s net income for the periods presented in the Form 10-K. Should carbon pricing extend to more jurisdictions in which the Company has operations, it may experience increased compliance costs. However, even if carbon pricing is enacted in more jurisdictions in the future, Corning does not expect compliance costs to become significant.

In order to mitigate the risks of climate change, the Company utilizes energy management measures, sustainable best practices, and organization-wide energy savings efforts that have resulted in the Environmental Protection Agency naming Corning as an ENERGYSTAR® Partner of the Year for eight consecutive years and recognizing us for Sustained Excellence for the sixth consecutive year. Since 2014 thirty-seven Corning facilities have received the ENERGYSTAR® Challenge for Industry recognition by exceeding the goal of improving energy efficiency by at least 10% in five years or less – on average, the Company’s facilities achieved a 21% energy reduction in less than two years. Corning achieved this energy efficiency through making prudent ordinary-course operating choices, as opposed to making capital expenditures or incurring increased costs. Should the Company note any trending or anticipated compliance costs that may become material, future SEC filings will include the appropriate disclosure.

8.

Your Sustainability Report references (virtual) power purchase agreements and environmental attribute certificates. Provide us with quantitative information regarding the purchase or sale of these instruments, or other equivalents of carbon credits or offsets, during the last three fiscal years and amounts budgeted for future periods.

To reduce its carbon and greenhouse gas emissions, Corning has developed a renewable electricity program. Corning acquires EACs and RECs in the U.S. and GOs in Europe, and retires them, allowing the Company to make renewable energy claims. There are three primary ways in which Corning acquires EACs: on the open market, through arrangements with the local utility that serves a Corning site, or through arrangements with a third-party developer as part of a virtual Power Purchase Agreement (“vPPA”). Well over half of the EACs acquired by Corning over the last three years are due to a solar development and associated vPPAs for which Corning was a first off-taker, enabling the development and financing of the project (i.e., creating “additionality”). As part of these arrangements, Corning purchases energy at a fixed rate, sells it back to the grid and receives EACs. For the periods ending December 31, 2019, 2020 and 2021, energy purchased was approximately $6 million annually, and sales were approximately $4 million, $3 million and $5 million, respectively. Corning also purchases and sells EACs, with purchase activity of less than approximately $1 million, in the aggregate for the years ended December 31, 2019, 2020, and 2021. There were no sales of EACs in 2019 and sales of approximately $2 million per year for the years ending December 31, 2020 and 2021.

The sales and purchases referenced above are recorded in selling and administrative costs in Corning's consolidated statement of income. The Company concluded that these amounts did not require separate disclosure in the Form 10-K as they were not material. The net sales and purchases of renewable energy and EACs represented approximately 0.13%, 0.06% and 0.05% of its selling and administrative costs for the periods 2019, 2020, and 2021, respectively.

Corning also has direct renewable energy arrangements, and it purchases this renewable energy for production needs as part of its normal course of business. This expense is recorded in cost of goods sold. These expenses were $0.3 million, $0.3 million and $1 million, respectively, for the years ended December 31, 2019, 2020 and 2021. As a percentage of cost of goods sold, these expenses were 0.00% for the years ended December 31, 2019 and 2020, and 0.01% for the year ended December 31, 2021. As these direct renewable energy arrangements increase, Corning will monitor the growth and disclose in future SEC filings, if material.

The Company plans to continue its initiative utilizing these types of solar power arrangements in 2022 and beyond. The financial impact of these arrangements depends on market prices for EACs and grid power, both of which are unpredictable and vary widely, making future financial impact difficult to predict. Current estimates for existing agreements and new arrangements that are considered likely to occur over the next few years are purchases of approximately $6 million, $6 million and $11 million, respectively, and sales of approximately $5 million, $8 million and $11 million, respectively, for the years ended December 31, 2022, 2023 and 2024.

Corning confirms the purchases and sales that have an effect on its business, financial condition and results of operations, will be reported in future SEC filings, if material.

* * * * * *

Please direct questions regarding this response to me at (607) 974-5843.

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President & Chief Financial Officer

cc:	Wendell P. Weeks, Chairman & Chief Executive Officer
Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer
Stefan Becker, Senior Vice President, Finance & Corporate Controller
Linda E. Jolly, Vice President, Corporate Secretary and Securities Counsel
Marilyn J. Griffin, Vice President, Accounting, Compliance & Reporting
Jonathan Hirschfeld, PricewaterhouseCoopers LLP
Julia A. Thompson, Latham & Watkins LLP